Exhibit 3.3

AMENDMENT TO ARTICLES OF INCORPORATION

OF COMMUNITY CHOICE FINANCIAL INC.

RESOLVED, Article FOURTH, Section 1 to the Articles of Incorporation of Community Choice Financial Inc. shall be amended to read in its entirety as follows:

“Section 1              The aggregate number of shares which the Corporation is authorized to issue shall be Three Hundred Three Million (303,000,00), consisting of Three Hundred Million (300,000,000) common shares, par value $0.01 per share (“Common Shares”), and Three Million (3,000,000) preferred shares, par value $0.01 per share (“Preferred Shares”).

Upon this amendment (this “Amendment”) becoming effective (the “Effective Time”), each Common Share issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time shall be and automatically is changed into 6 Common Shares, and each certificate that theretofore represented Common Shares shall thereafter represent such number of Common Shares into which the Common Shares represented by such certificate have been changed into.”

This Amendment shall become effective upon filing with the Secretary of State of the State of Ohio.